

February 23, 2012

Mr. Paul Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, NY 10010

      Re: Augme Technologies, Inc.
             Form 10-K for Fiscal Year Ended February 28, 2011
             Filed May 16, 2011
             File No. 333-57818

Dear Mr. Arena:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2011

Financial Statements

1. We refer to your Form 8-K filed January 17, 2012, which includes your press release for the third quarter of fiscal 2012. We note that the amount of the error for share-based payments for the nine-month period ended November 30, 2010 was $2.7 million and that the restated Net Loss was $9.3 million rather than the originally reported Net Loss of $6.5 million. We also note that the Form 10-Q filed January 17, 2012 for the period ended November 30, 2011 includes a Net Loss of $6.5 million for the prior nine-month period ended November 30, 2010, which differs from the amounts included in your press release. Due to the materiality of the amounts, it appears that the Form 10-Q for the period ended November 30, 2011 and the Form 10-K for the year ended February 28,

2010 should be amended to restate for the correction of the error in accounting for share-based payments. Please revise or advise.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director